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CONSENT OF INDEPENDENT AUDITORS


We consent to the references to our firm under the caption "Experts" in Amendment No. 1 to the Registration Statement (Form S-3 No. 333-32821) of CalEnergy Company, Inc. for the registration of its Senior Debt Securities and Subordinated Debt Securities, Preferred Stock and Common Stock and CalEnergy Capital Trust IV, CalEnergy Capital Trust V and CalEnergy Capital Trust VI for the registration of their Convertible Preferred Securities, in aggregate amount of $1,500,000,000 and to the incorporation by reference therein of our report dated June 20, 1996 with respect to the consolidated financial statements of Northern Electric plc included in the Current Report on Form 8-K/A dated February 18, 1997 of CalEnergy Company, Inc. filed with the Securities and Exchange Commission.



/s/ Ernst & Young

Ernst & Young
Chartered Accountants
Newcastle Upon Tyne
England

17 September 1997